

Mail Stop 3030

April 2, 2010

<u>Via Facsimile to (267) 803-1687 and U.S. Mail</u>

Christopher E. Brown, Esq.
Vice President, General Counsel and Secretary
Finisar Corporation
200 Precision Road
Horsham, Pennsylvania 19044

      Re: **Finisar Corporation**
           Form 10-K for Fiscal Year ended April 30, 2009
           Filed July 9, 2009
           File No. 000-27999

Dear Mr. Brown:

      We have completed our review of your Form 10-K for fiscal year ended April 30, 2009 and related filings and have no further comments at this time.

                    Sincerely,

                    Timothy Buchmiller
                    Senior Attorney